Ms. Jennifer Thompson
Securities and Exchange Commission
November 25, 2013

Eaton & Van Winkle LLP
3 Park Avenue
New York, New York 10016

Yue Cao Partner	Direct Dial: (212) 561-3617 Email:ycao@evw.com November 25, 2013

Via EDGAR and Federal Express
Ms. Jennifer Thompson
Securities and Exchange Commission
Washington D.C. 20549

Re:	China Electronics Holdings, Inc. Item 4.01 Form 8-K Filed October 29, 2013 File No. 333-152535

Dear Ms. Thompson:

Set forth below is the response on behalf of China Electronics Holdings, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated November 19, 2013 (the “Comment Letter”) concerning the referenced Form 8-K Amendment 1 which was filed with the Commission on November 15, 2013. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response.  In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” and refer to our client, the Company.

We are providing to you under separate cover two copies of, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously filed version.

Item 4.01 Form 8-K/A, Filed November 15, 2013

1.
We note your response to comment 4 in our letter dated October 31, 2013. You state that you have revised your disclosure to clarify that neither you nor anyone on your behalf has consulted with UltraCPA about any issues prior to your engagement of them. However, your disclosure continues to state that “Except as set forth in the immediately preceding sentence …”, neither you nor anyone on your behalf consulted with UltraCPA. As indicated in our prior comment on this matter, this language implies that you consulted with UltraCPA prior to their engagement by you. If you did not consult with UltraCPA prior to their engagement by you, please revise your disclosure to eliminate the phrase “Except as set forth in the immediately preceding sentence”. Alternatively, if you did consult with UltraCPA prior to engaging them, please disclose the exact nature of the issues that were the subject of such consultations and if applicable, provide all of the disclosures required by Item 304(a)(2)(ii)(A) through (D) of Regulation S-K.

Ms. Jennifer Thompson
Securities and Exchange Commission
November 25, 2013

The company has not consulted with UltraCPA prior to their engagement by the company. The company has deleted the sentence “Except as set forth in the immediately preceding sentence …” in the disclosure to further clarify.

2.
If your amended Item 4.01 Form 8-K includes the disclosures required by both Item 304(a)(1) and Item 304(a)(2) of Regulation S-K, please file an updated Exhibit 16 letter with your amended Form 8-K. Alternatively, if your amended Item 4.01 Form 8-K solely includes the disclosures required by Item 304(a)(2) of Regulation S-K, we will not object if you do not provide an updated Exhibit 16 letter.

The Company amends Item 4.01 Form 8-K to include disclosures required by both Item 304(a)(1) and Item 304(a)(2) of Regulation S-K. The Company has not consulted UltraCPA prior to their engagement. The Company believes that no updated Exhibit 16 letter is needed as no statements relating to Kabani has been changed in the disclosure.

You may contact Yue Cao at 212-561-3617 or ycao@evw.com  if you have any questions.

Sincerely,

/s/ Hailong Liu
Hailong Liu
Chairman and CEO China Electronics Holding, Inc.

Cc:	Yue Cao Esq. Eaton & Van Winkle LLP ycao@evw.com